SAMSUNG
ELECTRONICS

07022003

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

RECEIVED
2007 MAR 22 A. 11: 54
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

March 19, 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Re : Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen :

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

Very truly yours,

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

Hyo Jung Lim

Manager
Investor Relations Team
Samsung Electronics
Tel) 82-2-727-7531
Fax) 82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG ELECTRONICS

March 13, 2007

Agreement on LCD Module Line Investment Between Samsung Electronics and the Slovak Government

On March 13, 2007, the BOD of Samsung Electronics authorized the Company and the Slovak government to reach an agreement for LCD module line investment.

- Expected Investment Amount: EUR 320 million for the next 5 years
- Initial Investment Amount: KRW 147.4 billion to build the new LCD module line during the first half of 2007.

END